

10033116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kevin Hart Kornfield & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2137 Embassy Drive, Suite 105
(No. and Street)

Lancaster (City) PA (State) 17603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Hart Kornfield, President 717-392-0002 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
J. H. Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

270 Pierce Street, Suite 302, Kingston, PA 18704
(Address) (City) (State)

9A 20787
KEVIN HART KORNFIELD & COMPANY, INC.
KEVIN HART KORNFIELD, PRESIDENT
P.O. BOX 6423
LANCASTER, PA 17607-6423

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Hart Kornfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kevin Hart Kornfield & Company, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Commonwealth of Pennsylvania
NOTARIAL SEAL
LAUREN R. NEWSWANGER, Notary Public
East Hempfield Twp., Lancaster County
My Commission Expires Sept. 10, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


J.H. Williams & Co., LLP

Independent Auditors' Report

Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster, Pennsylvania

We have audited the accompanying statement of financial condition of Kevin Hart Kornfield & Company, Inc. (the "Firm") as of December 31, 2009, and the related statements of income and retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kevin Hart Kornfield & Company, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information contained in Page 10 is required under Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Williams & Co., LLP

February 23, 2010

270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Kevin Hart Kornfield & Company, Inc.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash - operating accounts	$ 32,371
Deposit held by clearing broker	50,045
Trading securities and investments	18,275
Accounts receivable	7,126
Prepaid corporate taxes	3,151
Deferred income tax assets	6,086
Furniture and office equipment at cost, less accumulated depreciation and amortization of $62,442	-
	$ 117,054

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 9,503
Accrued and withheld payroll taxes	242
TOTAL LIABILITIES	9,745
STOCKHOLDER'S EQUITY	
Common stock, $10 par value; authorized 5,000 shares; issued and outstanding 3,703 shares	37,030
Retained earnings	70,279
TOTAL STOCKHOLDER'S EQUITY	107,309
	$ 117,054

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.

Statement of Income and Retained Earnings
For the year ended December 31, 2009

REVENUES	
Commissions	$ 251,701
Interest and dividends	754
Investment gains	9,496
Rental income	1,950
TOTAL REVENUES	263,901
OPERATING EXPENSES	
Advertising and marketing	10,738
Salaries	112,094
Payroll taxes and benefits	12,734
Telephone	3,082
Rent	21,594
Office expense	78,695
Regulatory fees	2,760
Dues and subscriptions	8,462
Professional fees	7,125
Taxes - other	3,030
Travel and entertainment	4,783
Insurance	33,747
TOTAL OPERATING EXPENSES	298,844
(LOSS) FROM OPERATIONS	(34,943)
PROVISION (BENEFIT) FOR INCOME TAXES	
Federal income tax (benefit)	(3,498)
State income tax (benefit)	(2,588)
TOTAL PROVISION (BENEFIT) FOR INCOME TAXES	(6,086)
NET (LOSS)	(28,857)
RETAINED EARNINGS - BEGINNING	99,136
RETAINED EARNINGS - ENDING	$ 70,279

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Kevin Hart Kornfield & Company, Inc. (the "Firm") conducts business as a securities and investment brokerage dealer located in Lancaster County, Pennsylvania.

The Firm was incorporated on August 21, 1986, and was capitalized by the issuance of 2,517 shares of its $10 par value common stock. Subsequent to incorporation, additional $10 par value common stock was issued as follows:

Date of Issue	Common Shares Issued	Contributed Capital
12/01/98	136	$ 1,360
01/31/99	1,050	$ 10,500

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2009.

Allowance for Bad Debts

The Firm does not normally extend credit to its customers. Amounts shown as accounts receivable arise only as a result of trades which are in process and uncompleted as of the financial statement date. Such trades are normally completed during the next business day. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Trading Securities and Investments

The Firm classifies its trading securities and investments as trading. Such securities are carried in the financial statements at fair value. Realized gains and losses are included in earnings and computed using the specific identification method. Unrealized gains and losses are included in earnings.

The Firm measures its trading securities at fair value on a quarterly basis. Fair value is defined as a price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Authoritative guidance classifies the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurements fall is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Firm for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2: Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and quoted market prices that are not active for identical or similar assets and other observable inputs.

Level 3: Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows and other similar techniques.

The Firm's securities are valued using Level 1 inputs.

Depreciation and Amortization

Furniture and office equipment are recorded at cost and depreciated using accelerated methods over 7 years.

Maintenance and repairs are charged to operations as incurred, and expenditures for significant betterments and renewals are capitalized.

Gains or losses on sales or retirement of such fixed assets are reflected in income.

Advertising Costs

Advertising costs are expensed as incurred. Advertising for the year ended December 31, 2009 were $10,738.

Income Taxes

The Firm uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities measured by using enacted tax rates and laws expected to be in effect when the timing differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to net operating loss carryforwards.

NOTE 3 – Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Firm does not hold any customer securities. All such accounts are carried at National Financial Services, LLC. Therefore, the Firm claims exemption from the reporting requirements of Rule 15c3-3.

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Pension Plan

Effective January 1, 1997, the Firm established a SIMPLE pension plan under section 408(p) of the Internal Revenue Code for the benefit of eligible employees. Eligibility is limited to employees who are reasonably expected to receive $5,000 in compensation for the calendar year. The Firm may contribute amounts as determined by the Board of Directors, which is currently a matching contribution up to a limit of 3% of the employee's compensation. The Firm did not make any contributions to the Plan for the year ended December 31, 2009.

NOTE 7 – Lease Agreements

The Firm leases office space from its sole stockholder – see Note 9.

The Firm subleases two office suites to unrelated tenants. The Firm received rental income of $1,950 during the year ended December 31, 2009. The leases are renewable annually.

Kevin Hart Kornfield & Company, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

NET CAPITAL

Total stockholder's equity	$	107,309
Deduct stockholder's equity not allowable for net capital computation		-
TOTAL STOCKHOLDER'S EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		107,309
Deductions		
Interest accumulated on deposit with clearing broker		45
15% haircut on securities		1,967
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		488
Miscellaneous clearing accounts		631
Prepaid corporate taxes		3,151
Deferred income tax assets		6,086
TOTAL DEDUCTIONS		12,388
ADJUSTED NET CAPITAL	$	94,921

AGGREGATE INDEBTEDNESS

Accounts payable	$	9,503
Accrued and withheld payroll taxes		242
TOTAL AGGREGATE INDEBTEDNESS	$	9,745

Computation of Basic Net Capital

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	650
Minimum dollar net capital required	$	50,000

Adjusted Net Capital	$	94,921
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	44,921

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2009)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Kevin Hart Kornfield & Company, Inc. for the year ended December 31, 2009.


J.H. Williams & Co., LLP
OUR PASSION IS SERVICE

Independent Auditors' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Kevin Hart Kornfield & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC solely to assist you and the other specified parties in evaluating Kevin Hart Kornfield & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kevin Hart Kornfield & Company, Inc.'s management is responsible for the Kevin Hart Kornfield & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

February 23, 2010

270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106


J.H. Williams & Co., LLP
OUR PASSION IS SERVICE

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster, Pennsylvania

In planning and performing our audit of the financial statements of Kevin Hart Kornfield & Company, Inc. (the "Firm") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3
(Cont'd)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

February 23, 2009